Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The financial statements of AgEagle Aerial Systems, Inc. as of December 31, 2014, and for the year then ended, included in this Registration Statement on Form S-1, have been audited by Eide Bailly LLP, independent auditors, as stated in their report appearing herein.

We consent to the inclusion in the Registration Statement of our report, dated November 5, 2015, except for the effects of the 1-for-2 reverse stock split described in Note 11, as to which the date is June 7, 2016, on our audit of the financial statements of AgEagle Aerial Systems, Inc. and to the use of our name as it appears under the heading “Experts.”

/s/ Eide Bailly LLP
Tulsa, Oklahoma
June 22, 2016